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Filed pursuant to General Instruction 11.L. of Form F-10; File No. 333-170200

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 10, 2012

Prospectus Supplement
January     , 2012
(To Prospectus Dated October 28, 2010)

Enbridge Inc.

US$                        % Senior Notes due 2021

        We are offering US$                        aggregate principal amount of            % Senior Notes due December 15, 2021 (the "notes"). The notes will bear interest at the rate of            % per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2012. We may redeem some or all of the notes at any time at the applicable redemption prices and subject to the conditions described under "Description of the Notes—Optional Redemption". We may also redeem all of the notes, at any time, if certain changes affecting Canadian withholding taxes occur. The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. See "Description of the Notes—General".

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Part V—Pre-Changeover Accounting Standards of the Canadian Institute of Chartered Accountants Handbook ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement or in the accompanying prospectus. You should read the tax discussion under "Material Income Tax Considerations" in this prospectus supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated and organized under the laws of Canada, that most of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and that all or a substantial portion of our assets and said persons are located outside the United States.

        Investing in the notes involves risks. See "Risk Factors" beginning on page S-10 of this prospectus supplement.

	Per Note	Total
Public offering price	%	US$
Underwriting commission	%	US$
Proceeds to us (before expenses)%		US$

        Interest on the notes will accrue from January     , 2012.

        Neither the Securities and Exchange Commission ("SEC") nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes to the purchasers in book-entry form through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about January     , 2012.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch	Deutsche Bank Securities	Morgan Stanley

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus dated October 28, 2010, is referred to as the "prospectus" in this prospectus supplement.

        We are responsible for the information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in, or incorporated by reference in this prospectus supplement or the accompanying prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this prospectus supplement or the accompanying prospectus and by any subsequently filed prospectus amendments.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or "$". "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and any document incorporated by reference is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our audited annual comparative consolidated financial statements and our unaudited interim consolidated financial statements for the periods ended June 30, 2011 and September 30, 2011, in each case incorporated by reference into this prospectus supplement. Except as set forth under "Description of Notes" and unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

Prospectus Supplement

Prospectus

EXCHANGE RATE DATA

        The following table sets forth certain exchange rates based on the noon rate in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On January 9, 2012, the inverse of this rate was US$0.9735 per $1.00.

	Nine Months Ended
			Year Ended December 31,
	September 30, 2011
			2010	2009	2008
Low	US $	0.9626	0.9278	0.7692	0.7711
High	US $	1.0583	1.0054	0.9716	1.0289
Period End	US $	0.9626	1.0054	0.9555	0.8166
Average	US $	1.0227	0.9713	0.8797	0.9441

Source: Bank of Canada web site.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this prospectus supplement include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; and estimated future dividends.

        Although we believe that these forward-looking statements are reasonable based on the information available on the date these statements are made and processes used to prepare the information, these statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these statements. For more information on forward-looking statements, the assumptions underlying them, and the risks and uncertainties affecting them, see "Special Note Regarding Forward-Looking Statements" in the prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

  •
  Consolidated comparative financial statements of the Corporation for the years ended December 31, 2010 and 2009 and the auditors' report thereon, included as an exhibit to the Corporation's Form 40-F for the year ended December 31, 2010;

  •
  Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2010, included as an exhibit to the Corporation's Form 40-F for the year ended December 31, 2010;

  •
  Consolidated comparative interim unaudited financial statements of the Corporation for the three and nine month periods ended September 30, 2011;

  •
  Management's discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2011;

  •
  Consolidated comparative interim unaudited financial statements of the Corporation for the three and six month periods ended June 30, 2011, as well as the supplemental information with respect to these financial statements set forth in the report on Form 6-K filed on January 6, 2012;

  •
  Management's discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2011;

  •
  Management Information Circular of the Corporation dated March 2, 2010 relating to the annual meeting of shareholders held on May 11, 2011; and

  •
  Annual Information Form of the Corporation, dated February 18, 2011, for the fiscal year ended December 31, 2010, included as an exhibit to the Corporation's Form 40-F for the year ended December 31, 2010.

        Any documents of the type referred to above, and material change reports (excluding confidential material change reports) subsequently filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus form a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available on the SEC's website at www.sec.gov.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425—1st Street S.W., Calgary, Alberta, Canada T2P 3L8 (telephone (403) 231-3900).

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement and the accompanying prospectus carefully.

 The Corporation

        Enbridge is a North American leader in delivering energy with substantially regulated assets and long term commercial arrangements. As a transporter of energy, Enbridge operates, in Canada and the United States, the world's longest crude oil and liquids transportation systems, delivering, during the first half of 2011, approximately 1.2 million bpd of crude oil to the United States (about 13% of total U.S. crude oil imports or 60% of Western Canadian crude oil exports to the U.S.). The Corporation also has a significant involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company and provides distribution services to over two million customers in Ontario, Quebec, New Brunswick and New York State. As a clean energy generator, Enbridge is expanding its interests in renewable and green energy technologies, including wind and solar energy. Enbridge employs approximately 6,400 people, primarily in Canada and the United States.

        The Corporation's activities are carried out through five business segments, Liquids Pipelines; Gas Distribution; Gas Pipelines, Processing and Energy Services; Sponsored Investments; and Corporate. Each business segment's contribution to earnings and revenues is as follows:

	2010		2009		2008
	Revenues	Earnings	Revenues	Earnings	Revenues	Earnings
Liquids Pipelines	11%	53%	11%	29%	7%	25%
Gas Distribution	17%	16%	24%	12%	20%	12%
Gas Pipelines, Processing and Energy Services	70%	13%	62%	27%	71%	58%
Sponsored Investments	2%	14%	3%	9%	2%	8%
Corporate	—	4%	—	23%	—	(3)%

        The Corporation was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of the Corporation are at Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

Recent Developments

        On January 9, 2012, we commenced and priced a separate Canadian offering of 20 million of our cumulative redeemable preference shares, series F (the "Series F Preferred Shares") which we expect to result in estimated net aggregate proceeds to us of $500 million (the "Series F preferred share offering"). We intend to use the net proceeds from the Series F preferred share offering to partially fund capital projects and to reduce short term indebtedness of the Corporation and its affiliates. Neither the consummation of this offering of notes nor the Series F preferred share offering is conditioned on the other. This prospectus supplement is not an offer to sell any such Series F Preferred Shares, and we are not offering the Series F Preferred Shares in the United States.

        On December 20, 2011, the Corporation closed its acquisition of a 50% interest in the Seaway Crude Pipeline System for US$1.15 billion. At closing, the Corporation became joint owner of the pipeline with Enterprise Products Partners L.P. ("Enterprise"), which will continue to operate the pipeline system and storage facilities. On November 16, 2011, the Corporation and Enterprise announced that they had agreed to reverse the direction of crude oil flows on the Seaway pipeline to enable it to transport oil from Cushing, Oklahoma to the U.S. Gulf Coast as well as to construct a lateral into ECHO Terminal near Houston. The Corporation's portion of the additional capital required for this will be US$200 million. Pending regulatory approval, the line could operate in reversed service with an initial capacity of 150,000 barrels per day by second quarter 2012.

        On December 20, 2011, the Corporation also announced that it intends to proceed with its Gulf Coast Access project offering crude oil transportation from its terminal at Flanagan, Illinois, to the U.S. Gulf Coast. The Gulf Coast Access project will involve construction of an additional line from Flanagan south to Cushing, Oklahoma, following the Corporation's existing Spearhead Pipeline right-of-way. This line is expected to be in service by mid 2014 at an estimated capital cost of approximately US$1.9 billion depending on the final scope of the project.

        On December 20, 2011, the Corporation and Enterprise announced plans to hold concurrent open seasons from January 4, 2012 through February 10, 2012 to solicit capacity commitments from shippers for an expansion of the Seaway pipeline and an extension of the pipeline from Enterprise's ECHO crude oil terminal into the Port Arthur/Beaumont refining market. Following pump station additions and modifications, which are expected to be completed by the first quarter 2013, capacity would increase to 400,000 barrels per day assuming a mix of light and heavy grades of crude oil. Service is scheduled to begin in early 2014.

 The Offering

Issuer	Enbridge Inc.
Securities Offered	US$ million aggregate principal amount of % Senior Notes due 2021.
Maturity Date	December 15, 2021.
Interest

The notes will bear interest at the rate of        % per year, payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2012. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Ranking

The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Our business operations are conducted substantially through our subsidiaries and through partnerships and joint ventures. The notes will be effectively subordinated to all existing and future liabilities of those subsidiaries, partnerships and joint ventures. See "Description of the Notes—General" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the accompanying prospectus.

Optional Redemption

We may redeem some or all of the notes at any time. If the redemption date is more than three months prior to the maturity date of the notes, the redemption price will equal the "make-whole" price described in this prospectus supplement under "Description of the Notes—Optional Redemption", plus accrued and unpaid interest to the redemption date. If the redemption date is on or after the date that is three months prior to the maturity date of the notes, then the redemption price will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

Change in Tax Redemption

We may redeem the notes in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Redemption—Tax Redemption" in the accompanying prospectus.

Sinking Fund	The notes will not be entitled to the benefits of a sinking fund.
Use of Proceeds

We estimate that the net proceeds of the offering of the notes, after deducting underwriting commissions and the estimated expenses of the offering, will be approximately US$                 million. We intend to use the net proceeds from this offering to repay short term indebtedness incurred in connection with our acquisition of a 50% interest in the Seaway Crude Pipeline System, for capital expenditures and for general corporate purposes. See "Use of Proceeds" in this prospectus supplement.

Additional Amounts

Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amounts necessary so that the net amounts received by the holders of notes after such withholding or deduction is not less than the amounts that such holders would have received in the absence of the withholding or deduction. See "Description of Debt Securities—Payment of Additional Amounts" in the accompanying prospectus.

Form

The notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes—Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus, notes in certificated form will not be issued.

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

RISK FACTORS

        You should consider carefully the following risks and other information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in the notes. The following risks and uncertainties could materially and adversely affect our financial condition and results of operations. In that event, the value of our securities, including the notes, or our ability to meet our obligations under the notes, may be adversely affected.

 Risks Related to the Notes

We are a holding company and as a result are dependent on our subsidiaries to generate sufficient cash and distribute cash to us to service our indebtedness, including the notes.

        Our ability to make payments on our indebtedness, fund our ongoing operations and invest in capital expenditures and any acquisitions will depend on our subsidiaries' ability to generate cash in the future and distribute that cash to us. It is possible that our subsidiaries may not generate cash from operations in an amount sufficient to enable us to service our indebtedness, including the notes. The notes are U.S. dollar-denominated obligations and the majority of our subsidiaries' revenues are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollar may adversely affect our ability to service or refinance our U.S. dollar-denominated indebtedness, including the notes.

The notes are structurally subordinated to the indebtedness of our subsidiaries.

        The notes are not guaranteed by our subsidiaries (including partnerships and joint ventures through which we conduct business) and are thus structurally subordinated to all of the debt of these subsidiaries, partnerships and joint ventures. The Corporation's interests in its subsidiaries and the partnerships and joint ventures through which it conducts business generally consist of equity interests, which are residual claims on the assets of those entities after their creditors are satisfied. As at September 30, 2011, the long-term debt (excluding current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's subsidiaries totaled approximately $7,994 million.

        The indenture governing the notes restricts our ability to incur liens, but places no such restriction on our subsidiaries or the partnerships and joint ventures through which we conduct business. Holders of parent company indebtedness that is secured by parent company assets will have a claim on the assets securing the indebtedness that is prior in right of payment to our general unsecured creditors, including you as a holder of the notes. The indenture governing the notes permits us to incur additional liens as described under "Description of Debt Securities—Covenants—Limitation on Security Interests" in the accompanying prospectus.

Risks Related to our Business

        You should carefully consider the risks identified and discussed in the management's discussion and analysis for the year ended December 31, 2010, which are incorporated herein by reference (the page references below are to the management's discussion and analysis for the year ended December 31, 2010 filed on SEDAR at www.sedar.com). This document has also been filed with the SEC as part of the Corporation's Annual Report on Form 40-F for the year ended December 31, 2010, at www.sec.gov:

        Liquids Pipelines—Business Risks (pages 24 to 25); Enbridge Gas Distribution—Business Risks (pages 27 to 28); Enbridge Offshore Pipelines—Business Risks (page 31 to 32); Alliance Pipeline US and Vector Pipeline—Business Risks (pages 34 to 35); Enbridge Energy Partners and Enbridge Energy, L.P.—Alberta Clipper US—Business Risks (pages 41 to 42); Alliance Pipeline Canada—Business Risks (page 43); Saskatchewan System—Business Risks (page 43); Risk Management and Financial Instruments (pages 53 to 59); and General Business Risks (pages 60 to 63).

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

        We have derived the following selected consolidated financial information as at and for the years ended December 31, 2010 and 2009 from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, and as at and for the nine months ended September 30, 2011 and 2010 from our unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected for any future period.

        Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our audited annual comparative consolidated financial statements and our unaudited interim consolidated financial statements for the periods ended June 30, 2011 and September 30, 2011, in each case incorporated by reference into this prospectus supplement. You should read the selected consolidated financial information in conjunction with our audited and unaudited financial statements and the related notes incorporated by reference in this prospectus supplement, and other information included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009
	(millions of dollars)
Income Statement Items:
Revenue
Commodity Sales	$11,544	$8,710	$11,990	$9,720
Transportation and other services	2,422	2,274	3,137	2,746
Total Revenue	13,966	10,984	15,127	12,466
Earnings Attributable to Enbridge Inc.
Common Shareholders	656	637	963	1,555
Cash Flow Statement Items:
Cash provided by operating activities	$2,251	$1,476	$1,851	$2,017
Additions to property, plant and equipment	(1,514)	(1,563)	(2,357)	(3,225)
Balance Sheet Items (at period end):
Cash and cash equivalents	$584	$470	$242	$327
Total Assets	31,330	29,094	30,120	28,169
Total Liabilities	22,419	20,996	21,897	20,181
Total Shareholders' Equity	8,911	8,098	8,223	7,988
Other Financial Data:
EBITDA(1)	$2,097	$1,915	$2,772	$3,229

(1)
The term EBITDA, as used in this prospectus supplement, represents net earnings before interest expense and preferred share dividends, provision for income taxes and depreciation and amortization. EBITDA does not have any standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable with the calculation of similar measures for other companies. EBITDA is presented, solely as a supplemental measure, because we believe that it is frequently used by investors to evaluate a company's operating performance. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net earnings, as an indicator of operating performance or as an alternative to cash flow from operating activities as a measure of liquidity.

  EBITDA is calculated from and reconciled to net earnings on a consolidated and operating business segment basis as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009
	(millions of dollars)
Earnings Attributable to Enbridge Inc. Common Shareholders	$656	$637	$963	$1,555
Depreciation and amortization	692	612	864	764
Income Taxes	212	153	251	306
Interest and preferred share dividends	537	513	694	604
EBITDA	$2,097	$1,915	$2,772	$3,229

 CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as at September 30, 2011 on an actual basis and on an as adjusted basis to give effect to the issuance and sale of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". The as adjusted column also reflects the issuance by us of $450 million of cumulative redeemable preference shares, series D, on November 23, 2011, as well as the $500 million Series F preferred share offering. Neither the consummation of this offering of notes nor the Series F preferred share offering is conditioned on the other. You should read this table together with our unaudited consolidated financial statements for the nine months ended September 30, 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the exchange rate on September 30, 2011 of US$0.9626 per $1.00.

	As of September 30, 2011
	Actual	As Adjusted
	(millions of dollars)
Long-term debt (excluding current portion)(1)	$13,550	$
Non-recourse long-term debt (excluding current portion)	1,016
Notes offered hereby (US$)	—

Total long-term debt	14,566
Shareholders' equity:
Preferred shares	613
Common shares	3,901
Contributed surplus	114
Retained earnings	4,840
Accumulated other comprehensive loss	(1,039)
Reciprocal shareholding	(187)

Total Enbridge Inc. shareholders' equity	8,242

Total capitalization	$22,808

(1)
As at September 30, 2011, long-term debt included $2,224 million of outstanding commercial paper borrowings.

 USE OF PROCEEDS

        We estimate that the net proceeds of this offering of the notes, after deducting underwriting commissions and the estimated expenses of this offering, will be approximately US$             million. We intend to use the net proceeds from this offering to repay short term indebtedness incurred in connection with our acquisition of a 50% interest in the Seaway Crude Pipeline System, for capital expenditures and for general corporate purposes.

PRO FORMA INTEREST COVERAGE RATIO

        The following pro forma interest coverage ratio has been calculated on a consolidated basis for the 12-month period ended September 30, 2011 and the year ended December 31, 2010. The following pro forma interest coverage ratio gives effect to the issuance of the offered notes and the application of the net proceeds of the issuance as described under "Use of Proceeds". The pro forma interest coverage ratio set forth below does not purport to be indicative of the actual interest coverage ratio that would have occurred for the period set forth below, nor to be indicative of interest coverage ratios for any future periods. The ratio has been calculated based on Canadian GAAP.

	Twelve Months Ended September 30, 2011	Year Ended December 31, 2010
Pro forma interest coverage	times	times

DESCRIPTION OF THE NOTES

        The following description of the terms of the notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries.

        The notes will be issued under an indenture (the "Indenture"), dated as of February 25, 2005, between the Corporation and Deutsche Bank Trust Company Americas, as Trustee. The Trustee will initially serve as paying agent for the notes. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

General

        The Trustee under the Indenture is referred to in this section as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

        The notes will be issued under the Indenture in a single series in an aggregate principal amount of US$             million. The notes will mature on December 15, 2021, and will bear interest at a rate of            % per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2012, to the persons in whose names the notes are registered at the close of business on the preceding June 1 or December 1, respectively. The notes will be denominated in U.S. dollars, and payments of principal of, and premium, if any, and interest on, the notes will be made in U.S. dollars in the manner and on terms set out in the Indenture. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The notes will be sold in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date or the date of Maturity, as the case may be. If any Interest Payment Date or the Maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such Interest Payment Date or the Maturity date, as the case may be.

        The notes may be redeemed by the Corporation prior to maturity as described below under "—Optional Redemption". In addition, the notes will be subject to redemption by the Corporation in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement, as described in the prospectus under the heading "Description of Debt Securities—Redemption—Tax Redemption".

        The notes will be direct, unsecured and unsubordinated obligations of the Corporation, issued under the Indenture and will rank equally with all other existing and future unsecured and unsubordinated indebtedness of the Corporation other than preferred claims imposed by statute. In addition, our business operations are conducted substantially through our subsidiaries and through partnerships and joint ventures. The notes will be effectively subordinated to all existing and future liabilities of these subsidiaries, partnerships and joint ventures. As at September 30, 2011, the long-term debt (excluding current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's subsidiaries totaled approximately $7,994 million. At September 30, 2011, as determined under Canadian GAAP, the Corporation's total consolidated long-term debt and long-term debt due within one year was, in aggregate principal amount, approximately $13,552 million (excluding the notes and the Corporation's proportionate share of non-recourse debt of joint ventures), none of which was secured debt. There are no terms of the Indenture that limit the ability of the Corporation or its subsidiaries, partnerships or joint ventures to incur additional indebtedness, including in the case of the Corporation and its subsidiaries, partnerships and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities—Covenants" in the accompanying prospectus.

        The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances and the provisions of the Indenture relating to the redemption of the notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement will apply to the notes. See "Description of Debt Securities—Payment of Additional Amounts" and "Description of Debt Securities—Redemption—Tax Redemption" in the accompanying prospectus.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the notes offered hereby in all respects (or in all respects except for the public offering price, issue date, payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes.

        The notes will not be entitled to the benefit of any sinking fund. The notes will not be convertible into other securities of the Corporation in lieu of payment of principal. The notes will not be listed on any securities exchange or automated quotation system.

        The notes will be subject to the provisions of the Indenture relating to Defeasance and Covenant Defeasance as described in the prospectus under the heading "Description of Debt Securities—Defeasance."

        Payments of principal of, and premium, if any, and interest on, the notes will be made by the Corporation through the Trustee to the Depositary. See "Description of the Notes—Book-Entry System".

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York and in the applicable Place of Payment, if other than The City of New York, are authorized or obligated by law or executive order to close. The initial Places of Payment for the notes will be the Trustee's corporate trust office in The City of New York and the Corporation's corporate headquarters in Calgary.

The Trustee

        Deutsche Bank Trust Company Americas (the "Trustee") will be the initial Trustee under the Indenture governing the notes. The Trustee is an affiliate of Deutsche Bank Securities Inc., an underwriter of the notes. Under the Trust Indenture Act of 1939, as amended, due to this affiliation, if a default occurred on the notes, Deutsche Bank Trust Company Americas would be required to resign as Trustee within 90 days of the default unless the default were cured, duly waived or otherwise eliminated. An affiliate of the Trustee is a lender under certain of the credit facilities of Enbridge and its subsidiary, Enbridge (U.S.) Inc., described under "Underwriting" in this prospectus supplement, and affiliates of the Trustee may have further commercial banking, advisory and other relationships with Enbridge and its subsidiaries.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date that is more than three months prior to the Maturity date of the notes will be equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus                        basis points,

plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption. The redemption price for the notes to be redeemed on any redemption date that is on or after the date that is three months prior to the Maturity date of the notes will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

        Notwithstanding the foregoing, installments of interest on notes being redeemed that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of notes registered at the close of business on the relevant record dates according to the terms and provisions of the Indenture.

        Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed. If less than all the notes are to be redeemed, the notes to be redeemed will be selected by the Trustee by lot or such other method that the Trustee deems fair and appropriate.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; provided that no note in an aggregate principal amount of US$1,000 or less shall be redeemed in part. A replacement note in the principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

        In connection with such optional redemption of the notes, the following defined terms apply:

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by the Trustee as directed by us.

        "Reference Treasury Dealer" means (1) each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC, and their respective successors; provided, however, that if such entity or its successor shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) any four other Primary Treasury Dealers selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

        For greater certainty, the notes will not be subject to redemption at par value at the option of the Corporation as described in the prospectus under "Description of Debt Securities—Redemption".

        The notes will be subject to redemption by the Corporation as described in the prospectus under the heading "Description of Debt Securities—Redemption—Tax Redemption" in the event of the occurrence of the circumstances therein described after the date of the initial issuance of the notes.

Book-Entry System

        The notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be US$2,000 and integral multiples of US$1,000 in excess thereof. The provisions set forth under "Description of Debt Securities—Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities—Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in the Depositary.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

The Depositary

        The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detail information from the Corporation or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Corporation or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

        The Corporation may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

        Settlement for the notes will be made in immediately available funds. Secondary market trading in the notes will be settled in immediately available funds.

        The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Euroclear

        Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking, Finance and Insurance Commission (La Commission Bancaire, Financière et des Assurances) and the National Bank of Belgium (Banque Nationale de Belgique). Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear provides other services to its customers, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries. Euroclear customers include banks, including central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries. Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers. All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

        The information in this section concerning Euroclear has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Euroclear.

Clearstream

        Clearstream is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of securities. Clearstream provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships. Clearstream's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks. Indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

        The information in this section concerning Clearstream has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Clearstream.

Global Clearance and Settlement Procedures

        Cross market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream, on the other, will be effected through the Depositary in accordance with Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes through the Depositary, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time zone differences, credits of notes received through Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions in such notes settled during that processing will be reported to the relevant Euroclear participants or Clearstream participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement with the Depositary.

        Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of the Depositary, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be modified or discontinued at any ti0me. Neither we nor the paying agent will have any responsibility for the performance by the Depositary, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

MATERIAL INCOME TAX CONSIDERATIONS

        Each of these summaries under this section "Material Income Tax Considerations" is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the United States federal tax consequences or Canadian tax considerations relevant to them, having regard to their particular circumstances.

Material United States Federal Income Tax Considerations

        This section describes the material United States federal income tax consequences of acquiring, owning and disposing of the notes we are offering. It applies only to holders who acquire notes in the offering at the offering price and who hold their notes as capital assets for United States federal income tax purposes. This section does not apply to members of a class of holders subject to special rules, such as a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting, a bank, a life insurance company, a regulated investment company, a real estate investment trust, a tax-exempt organization, a person that owns notes that are a hedge or that are hedged against interest rate risks, a person that owns notes as part of a straddle or conversion transaction for United States federal income tax purposes, a person that purchases or sells notes as part of a wash sale for United States federal income tax purposes, a person subject to the alternative minimum tax, a United States expatriate, or a United States holder (as defined below) whose functional currency for tax purposes is not the United States dollar. If notes are purchased at a price other than the offering price, the amortizable bond premium or market discount rules may also apply. Holders should consult their own tax advisor regarding this possibility. This section does not address United States federal estate and gift tax consequences or tax consequences under any state, local or foreign laws. This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences discussed herein.

        All holders should consult their own tax advisor concerning the consequences of owning these notes in such holder's particular circumstances under the Code and the laws of any other taxing jurisdiction.

        This section applies only to United States holders. A United States holder is a beneficial owner of a note who is a citizen or resident alien of the United States as determined for United States federal income tax purposes, a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if (i) a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        If a partnership (or other entity, organized within or without the United States, treated as a partnership for United States federal income tax purposes) holds notes, the tax treatment of a partner as beneficial owner of notes generally will depend on the status of the partner and the activities of the entity. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Payments of Interest

        United States holders will be taxed on interest on the notes as ordinary income at the time the interest is received or when it accrues, depending on the holder's method of accounting for United States federal income tax purposes.

        Interest paid by us on the notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder and will, depending on the United States holder's circumstances, be either "passive" or "general" category income for purposes of computing the foreign tax credit. The rules governing the foreign tax credit are complex. United States holders should consult their tax advisors with respect to the application of the foreign tax credit to their particular circumstances.

Purchase, Sale, Retirement and Other Disposition of the Notes

        A United States holder's tax basis in a note generally will be its cost. A United States holder will generally recognize capital gain or loss on the sale, retirement or other disposition of a note equal to the difference between the amount realized on the sale, retirement or other disposition, excluding any amounts attributable to accrued but unpaid interest, and such holder's tax basis in the note. Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, retirement or other disposition of a note, the United States holder has held the note for more than one year. Long-term capital gain of a noncorporate United States holder is generally taxed at preferential rates. The gain or loss will generally be treated as gain or loss from sources within the United States. The deductibility of capital losses is subject to limitations.

Medicare Tax

        For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) the United States holder's "net investment income" for the relevant taxable year and (ii) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Backup Withholding and Information Reporting

        For noncorporate United States holders, information reporting requirements, on IRS Form 1099, generally will apply to payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account maintained in the United States, and the payment of the proceeds from the sale, retirement or other disposition of a note effected at a United States office of a broker. Additionally, backup withholding will apply to such payments if a noncorporate United States holder fails to provide an accurate taxpayer identification number, is notified by the IRS that the holder has failed to report all interest and dividends required to be shown on the holder's United States federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a United States holder's United States federal income tax liability, if any, or will be refunded, provided that such United States holder furnishes the required information to the IRS on a timely basis.

Information with Respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Material Canadian Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, our Canadian counsel, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") applicable to a purchaser of notes pursuant to the prospectus and this prospectus supplement who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty (i) is not resident or deemed to be resident in Canada, (ii) deals with the Corporation at arm's length; (iii) deals at arm's length with any transferee who is resident or deemed to be resident in Canada and to whom the purchaser assigns or otherwise transfers the note;            and (iv) does not use or hold and is not deemed to use or hold a note in carrying on business in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this prospectus supplement (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an insurer which carries on business in Canada and elsewhere. Furthermore, this summary assumes that at all relevant times, the note and any right to payment thereunder is owned by a person who deals at arm's length with the Corporation for the purposes of the Tax Act.

        Under the Tax Act, the payment of interest, principal or premium, if any, to a Non-Resident Holder of a note by the Corporation will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of a note by a Non-Resident Holder, or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a note.

UNDERWRITING

        J.P. Morgan Securities LLC is acting as representative of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities LLC	US$
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Total	US$

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed            % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed            % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price, concessions and other selling terms.

        The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Enbridge
Per note	%

        In connection with the offering, each of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when any of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. LLC, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. There may be no obligation on J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. LLC to engage in such activities.

        The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. We have been advised that the underwriters may make a market in the notes but are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        We estimate that our total expenses for this offering, excluding underwriting commissions, will be US$500,000.

        The notes may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not offer, sell or deliver any notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

        The underwriters or their affiliates perform and have performed commercial banking, investment banking and advisory services for us from time to time for which they receive and have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Certain of the underwriters are, directly or indirectly, majority-owned subsidiaries of banks that are currently lenders to us (the "Lenders") under credit facilities extended to the Corporation or its subsidiary, Enbridge (U.S.) Inc. (the "Enbridge Credit Facilities") and as a result under applicable Canadian securities legislation we may be considered to be a connected issuer to such underwriters. We are in compliance with the terms of the Enbridge Credit Facilities and none of the Lenders were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.

        One or more of the underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of short term indebtedness incurred in connection with our acquisition of a 50% interest in the Seaway Crude Pipeline System. See "Use of Proceeds". Accordingly, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the conditions of Rule 5121(a)(1)(C) of the Financial Industry Regulatory Authority, Inc. are satisfied.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to such notes that has been approved by the competent authority in that Relevant Member State and published in accordance with the Prospectus Directive as implemented in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State:

  •
  to legal entities which are qualified investors as defined in the Prospectus Directive;

  •
  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        In any Relevant Member State this communication is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

        This prospectus supplement has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes that are the subject of the offering contemplated in the prospectus as supplemented by this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for we or any of the underwriters to publish a prospectus for such offer.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offers contemplated in this prospectus supplement and the prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

  •
  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

United Kindgom

        Each underwriter has further represented and agreed that:

  •
  it has complied and will comply with all the applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us.

        This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 87(6) of the FSMA that are also (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

        The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

        The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

 LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with this offering of notes will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada, and the validity of the notes as to matters of New York law will be passed upon for the Corporation by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with this offering of the notes will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, Canada.

        As of January 10, 2012, the partners and associates of McCarthy Tétrault LLP and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2010 and 2009 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the audit report, which is also incorporated by reference in this prospectus supplement, of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

 CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the prospectus supplement of Enbridge Inc. (the "Corporation") dated January       , 2012, to the short form base shelf prospectus dated October 28, 2010, relating to the issue and sale of US$            % Senior Notes due 2021 of the Corporation (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Corporation on the consolidated statements of financial position of the Corporation as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. Our report is dated February 18, 2011.

Chartered Accountants
Calgary, Alberta, Canada
            , 2012

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	October 28, 2010

ENBRIDGE INC.

US$2,000,000,000

DEBT SECURITIES
COMMON SHARES
PREFERRED SHARES

          We may from time to time offer our debt securities, common shares and preferred shares (collectively, the "Securities"), up to an aggregate initial offering price of US $2,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

          Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" herein and in any applicable Prospectus Supplement.

          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

          The specific variable terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares or preferred shares, the number of shares offered and the offering price; and (ii) in the case of debt securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

          This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

          The Corporation's common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange ("TSX") under the symbol "ENB". The Corporation's Preferred Shares, Series A are listed on the TSX under the symbol "ENB.PR.A". There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this Prospectus. This may affect the pricing of those securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

          The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

          In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

          The head and registered office of the Corporation is located at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

 ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or Cdn$. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our consolidated annual financial statements incorporated by reference into this Prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

        This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        We take responsibility only for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada and with the United States Securities and Exchange Commission ("SEC"), are specifically incorporated by reference in, and form an integral part of, this Prospectus, except as otherwise provided below:

  (a)
  Consolidated comparative financial statements of the Corporation for the years ended December 31, 2009 and 2008 and the auditors' report thereon;

  (b)
  Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2009;

  (c)
  Consolidated comparative interim unaudited financial statements of the Corporation for the three and six month periods ended June 30, 2010;

  (d)
  Management's discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2010;

  (e)
  Management Information Circular of the Corporation dated March 3, 2010 relating to the annual meeting of shareholders held on May 5, 2010; and

  (f)
  Annual Information Form of the Corporation dated February 18, 2010 (the "AIF").

        Any documents of the type referred to above, any interim financial statements and related management's discussion and analysis, any material change reports (except confidential material change reports), business acquisition reports and any exhibits to interim unaudited financial statements which contain updated earnings coverage calculations filed by the Corporation with the various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the expiry of the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available on the SEC's website at www.sec.gov.

        Upon a new annual information form and the related annual financial statements and management's discussion and analysis being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, any previous annual information form, any previous annual financial statements, all interim financial statements and accompanying management's discussion and analysis, any material change reports and any business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and the accompanying management's discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder, and upon a new management information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this short form prospectus, any management information circular for a previous annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be filed together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such supplement solely for the purposes of the offering of the Securities offered thereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as exhibits to the Corporation's unaudited interim and audited annual financial statements or as Prospectus Supplements and will be deemed to be incorporated by reference into this Prospectus for the purposes of the offering of the Securities.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231 3900).

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov.

        The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information will be available on the SEC's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including documents incorporated by reference into this Prospectus, contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. This information has been included to provide readers with information about the Corporation and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; and estimated future dividends.

        Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about:

  •
  the expected supply and demand for crude oil, natural gas and natural gas liquids;

  •
  prices of crude oil, natural gas and natural gas liquids;

  •
  expected exchange, inflation and interest rates;

  •
  the availability and price of labour and pipeline construction materials;

  •
  operational reliability;

  •
  customer project approvals;

  •
  maintenance of support and regulatory approvals for the Corporation's projects;

  •
  anticipated in-service dates; and

  •
  weather.

        Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlay all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange, inflation and interest rates impact the economies and business environments in which the Corporation operates, may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates and expected capital expenditures, include:

  •
  the availability and price of labour and pipeline construction materials;

  •
  the effects of inflation and foreign exchange rates on labour and material costs;

  •
  the effects of interest rates on borrowing costs; and

  •
  the impact of weather and customer and regulatory approvals on construction schedules.

        Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this Prospectus and in documents incorporated by reference into this Prospectus. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by applicable Canadian law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this Prospectus or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

THE CORPORATION

        Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world's longest crude oil and liquids transportation system. The Corporation also has a significant involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a clean energy generator, Enbridge is expanding its interests in renewable and green energy technologies, including wind and solar energy, and hybrid fuel cells. Enbridge employs approximately 6,000 people, primarily in Canada and the United States.

        The Corporation's activities are carried out through four business segments, Liquids Pipelines, Natural Gas Delivery and Services, Sponsored Investments and Corporate. Each business segment's contribution to earnings and revenues is as follows:

	2009		2008		2007
	Revenues	Earnings	Revenues	Earnings	Revenues	Earnings

Liquids Pipelines	11%	29%	7%	25%	9%	41%
Natural Gas Delivery and Services	86%	41%	91%	73%	89%	49%
Sponsored Investments	3%	9%	2%	8%	2%	14%
Corporate	—	21%	—	(6)%	—	(4)%

        The Corporation was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of the Corporation are at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

 USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Corporation to be used for general corporate purposes, which may include reducing outstanding indebtedness and financing capital expenditures, investments and working capital requirements of the Corporation. Specific information about the use of proceeds from the sale of any Securities will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation expects that it may, from time to time, issue securities other than pursuant to this Prospectus.

        The net proceeds to be received by the Corporation from the sale of the Securities from time to time under this Prospectus are not expected to be applied to fund any specific project. The Corporation's overall corporate strategy and major initiatives supporting its strategy are summarized in the Corporation's management's discussion and analysis for the year ended December 31, 2009, as modified or superseded by information contained in the Corporation's management's discussion and analysis for the three and six month periods ended June 30, 2010, and subsequent periods, incorporated herein by reference.

EARNINGS COVERAGE RATIOS

        The following earnings coverage ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2009 and June 30, 2010 and are derived from audited financial information, in the case of December 31, 2009, and unaudited financial information, in the case of June 30, 2010. The following earnings coverage ratios: (i) do not give effect to the issue of any debt securities pursuant to this Prospectus; (ii) do not purport to be indicative of earnings coverage ratios for any future periods; and (iii) have been calculated based on Canadian GAAP. The following earnings coverage ratios give effect to the issuance of all of the Corporation's currently outstanding debt securities and assume repayment thereof as of the respective stated maturities of such debt securities.

	December 31, 2009	June 30, 2010
Earnings coverage on long term debt	3.6 times	2.9 times

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

        The debt securities will be issued under an indenture (the "Indenture") dated February 25, 2005 between Enbridge and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A form of the Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". The following is a summary of the Indenture. For further details, prospective investors should refer to the Indenture.

        The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

  •
  the title of the debt securities of the series;

  •
  any limit upon the aggregate principal amount of the debt securities of the series;

  •
  the party to whom any interest on a debt security of the series shall be payable;

  •
  the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

  •
  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

  •
  the place or places where principal and any premium and interest are payable;

  •
  the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at the option of the Corporation;

  •
  the obligation, if any, of the Corporation to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

  •
  if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

  •
  if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

  •
  if other than U.S. dollars, the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

  •
  if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of the Corporation or the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

  •
  if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

  •
  if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the Indenture;

  •
  if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

  •
  if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

  •
  any addition to or change in the Events of Default applicable to the debt securities of the series and any change in the right of the Trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

  •
  any addition to or change in the covenants described in this Prospectus applicable to the debt securities of the series;

  •
  if the debt securities are to be subordinated to other of the Corporation's obligations, the terms of the subordination and any related provisions;

  •
  whether the debt securities will be convertible into securities or other property, including the Corporation's common stock or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at the option of the Corporation or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

  •
  the obligation, if any, of the Corporation to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which the Corporation may redeem the debt securities rather than pay such additional amounts;

  •
  whether the Corporation will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

  •
  any other terms of the series of debt securities.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to Enbridge for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event Enbridge should become involved in a highly leveraged transaction or in the event of a change in control of Enbridge.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, Enbridge may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. Enbridge is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at June 30, 2010, Enbridge's subsidiaries had outstanding Cdn$6.3 billion aggregate principal amount of long-term debt, of which Cdn$6.3 billion relates to long-term debt incurred by regulated entities. The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Enbridge's subsidiaries.

Form, Denominations and Exchange

        Debt securities will be issuable solely as registered securities without coupons in denominations of US $1,000 and integral multiples of US $1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture also provides that debt securities of a series may be issuable in global form.

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

        The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities, if other than the corporate trust office of the Trustee. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        The Corporation shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities will be made at the corporate trust office of the Trustee, 60 Wall Street, 27th Floor, New York, New York 10005, or the Corporation may choose to pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments as specified in the securities register.

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Corporation.

Global Securities

        The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement, if the depository is other than The Depository Trust Company ("DTC") and if the Trustee's nominee is other than Cede & Co. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

        Unless otherwise indicated in an applicable Prospectus Supplement with respect to a series of debt securities, DTC, New York, New York, will act as the depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC's nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        If other than as described below, the specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by Enbridge if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued or if there has occurred and be continuing an event of default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the debt securities; the Depositary's records will reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of Enbridge, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the Indenture.

        Any redemption notices relating to the debt securities will be sent to the Depositary. If less than all of the debt securities of a series are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the series to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with the Depositary's procedures. Under its procedures, the Depositary may send a proxy to the Corporation as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary's nominee's consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the relevant record date.

        No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified the Corporation that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an event of default under the Indenture.

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

        "Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such amount reflects a decrease in value or periodic allocation of the cost of any asset referred to in paragraph (a) above;

  (c)
  minority interests;

  (d)
  non-cash current assets; and

  (e)
  Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing of such assets.

        "Consolidated Shareholders' Equity" means the aggregate amount of shareholders' equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Canadian GAAP.

        "Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of Petroleum Substances or electricity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is Petroleum Substances or electricity or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or electricity or fluctuations in the price of Petroleum Substances or electricity, each as the case may be;

        to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

        "Indebtedness" means all items of indebtedness in respect of amounts borrowed and all Purchase Money Obligations which, in accordance with Canadian GAAP, would be recorded in the financial statements as at the date as of which such Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

        "Non-Recourse Assets" means the assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

        "Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

        "Petroleum Substances" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producable in association with any of the foregoing, including hydrogen sulphide and sulphur.

        "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Security Interest" means any security by way of assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

Covenants

        The Indenture contains promises by the Corporation, called "covenants" for the benefit of the holders of the debt securities. Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will make the covenant described under the heading "— Limitation on Security Interests" for the holders of the senior debt securities, but not for the holders of subordinated debt securities, and will make each of the covenants described under the heading "— Other Indenture Covenants" for the holders of all debt securities, unless otherwise indicated in a Prospectus Supplement.

Limitation on Security Interests

        The Corporation agrees in the Indenture, for the benefit of the holders of senior debt securities, but not for the benefit of the holders of subordinated debt securities, that it will not create, assume or otherwise have outstanding any Security Interest on its assets securing any Indebtedness unless the obligations of the Corporation in respect of all senior debt securities then outstanding shall be secured equally and rateably therewith.

        This covenant has significant exceptions which allow the Corporation to incur or allow to exist over its properties and assets Permitted Encumbrances (as defined in the Indenture), which include, among other things:

  •
  Security Interests existing on the date of the first issuance of debt securities by the Corporation under the Indenture or arising after that date under contractual commitments entered into prior to that date;

  •
  Security Interests securing Purchase Money Obligations;

  •
  Security Interests securing Non-Recourse Debt;

  •
  Security Interests in favour of the Corporation's subsidiaries;

  •
  Security Interests existing on property of a corporation which is merged into, or amalgamated or consolidated with, the Corporation or the property of which is acquired by the Corporation;

  •
  Security Interests securing Indebtedness to banks or other lending institutions incurred in the ordinary course of business, repayable on demand or maturing within 18 months of incurrence or renewal or extension;

  •
  Security Interests on or against cash or debt securities pledged to secure Financial Instrument Obligations;

  •
  Security Interests in respect of:

  •
  certain liens for taxes, assessments and workmen's compensation assessments, unemployment insurance or other social security obligations,

  •
  liens and certain rights under leases,

  •
  certain obligations affecting the property of the Corporation to governmental or public authorities, with respect to franchises, grants, licenses or permits and title defects arising because structures or facilities are on lands held by the Corporation under government grant, subject to a materiality threshold,

  •
  certain liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens,

  •
  certain rights of governmental or public authorities under statute or the terms of leases, licenses, franchises, grants or permits,

  •
  certain undetermined or inchoate liens incidental to the operations of the Corporation,

  •
  Security Interests contested in good faith by the Corporation or for which payment is deposited with the Trustee,

  •
  certain easements, rights-of-way and servitudes,

  •
  certain security to public utilities, municipalities or governmental or other public authorities,

  •
  certain liens and privileges arising out of judgments or awards, and

  •
  other liens of a nature similar to those described above which do not in the opinion of the Corporation materially impair the use of the subject property or the operation of the business of the Corporation or the value of the property for the Corporation's business; and

  •
  extensions, renewals, alterations and replacements of the permitted Security Interests referred to above; provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased.

        In addition, the Indenture permits the Corporation to incur or allow to exist any other Security Interest or Security Interests if the amount of Indebtedness secured under the Security Interest or Security Interests does not exceed 5% of the Corporation's Consolidated Net Tangible Assets.

        The Indenture covenant restricting Security Interests will not restrict the Corporation's ability to sell its property and other assets and will not restrict any subsidiary of the Corporation from creating, assuming or otherwise having outstanding any Security Interests on its assets.

Other Indenture Covenants

        Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will covenant with respect to each series of debt securities to (1) duly and punctually pay amounts due on the debt securities; (2) maintain an office or agency where debt securities may be presented or surrendered for payment, where debt securities may be surrendered for registration of transfer or exchange and where notices and demands to the Corporation may be served; (3) deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not the Corporation is in default under the Indenture; (4) pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon the property of the Corporation, subject to the right of the Corporation to contest the validity of a charge, assessment or claim in good faith; and (5) maintain and keep in good condition properties used or useful in the conduct of its business and make necessary repairs and improvements as in the judgment of the Corporation are necessary to carry on the Corporation's business; provided, that the Corporation may discontinue operating or maintaining any of its properties if, in the judgment of the Corporation, the discontinuance is desirable in the conduct of the Corporation's business and not disadvantageous in any material respect to the holders of the debt securities.

        Subject to the provision described under the heading "— Mergers, Consolidations and Sales of Assets" below, the Corporation will also covenant that it will do all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided that the Corporation is not required to preserve any right or franchise if the board of directors of the Corporation determines that preservation of the right or franchise is no longer desirable in the conduct of the business of the Corporation and that its loss is not disadvantageous in any material respect to the holders of the debt securities.

Waiver of Covenants.

        Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of debt securities under the Indenture, the Corporation may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority of the principal amount of the outstanding securities of the series waive compliance with the applicable term, provision or condition.

Mergers, Consolidations and Sales of Assets

        The Corporation may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, so long as, among other requirements:

  (a)
  the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the debt securities and perform or observe the covenants and obligations contained in the Indenture;

  (b)
  immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

  (c)
  if, as a result of any such consolidation, amalgamation, merger or arrangement, properties or assets of the Corporation would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Corporation or such successor, as the case may be, shall take such steps as shall be necessary effectively to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby.

        Upon any consolidation, amalgamation, merger or arrangement of the Corporation or conveyance, transfer or lease of properties and assets of the Corporation substantially as an entirety, the successor to the Corporation will succeed to every right and power of the Corporation under the Indenture, and the Corporation will be relieved of all obligations and covenants under the Indenture and the debt securities.

Payment of Additional Amounts

        Unless otherwise specified in an applicable Prospectus Supplement, the Corporation will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non-resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). However, the Corporation will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person not dealing at arm's length with the Corporation (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security.

        The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof.

Redemption

        If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Tax Redemption

        Unless otherwise specified in an applicable Prospectus Supplement, each series of debt securities will be subject to redemption at any time at a redemption price equal to the principal amount of the debt securities, together with accrued and unpaid interest to the date fixed for redemption, upon the giving of the notice as described above, if the Corporation (or its successor) determines that (1) as a result of (A) any amendment to or change (including any announced prospective change) in the laws or related regulations of Canada (or the Corporation's successor's jurisdiction of organization) or of any applicable political subdivision or taxing authority or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority announced or becoming effective on or after the date specified in the applicable Prospectus Supplement, the Corporation has or will become obligated to pay, on the next interest payment date for the debt securities of the series, additional amounts with respect to any debt security of the series as described under "— Payment of Additional Amounts" above, or (2) on or after the date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court in, Canada (or the Corporation's successor's jurisdiction of organization) or any applicable political subdivision or taxing authority, including any of those actions specified in (1) above, whether or not the action was taken or decision rendered with respect to the Corporation, or any change, amendment, application or interpretation is officially proposed, which, in the opinion of the Corporation's counsel, will result in the Corporation becoming obligated to pay, on the next interest payment date, additional amounts with respect to any debt security of the series, and the Corporation has determined that the obligation cannot be avoided by the use of reasonable available measures.

Provision of Financial Information

        The Corporation will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If the Corporation is not required to file such information, documents or reports with the SEC, then the Corporation will file with the Trustee such periodic reports as the Corporation files with the securities commission or corresponding securities regulatory authority in each of the Provinces of Canada within 15 days after it files them with such securities commissions or securities regulatory authorities.

Events of Default

        Unless otherwise specified in an applicable Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series:

  (a)
  the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities or, if the debt securities are convertible into other securities, any amounts due upon the conversion of the debt securities;

  (b)
  the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities;

  (c)
  the failure of the Corporation to deposit any sinking fund payment due on any debt securities;

  (d)
  the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% of the principal amount of all outstanding debt securities of any series affected thereby;

  (e)
  default in payment at maturity, including any applicable grace period, or default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders' Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders' Equity and, if such Indebtedness has not already matured in accordance with its terms, such indebtedness has been accelerated, if such Indebtedness has not been discharged or such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the holders of at least 25% of the principal amount of the outstanding debt securities of that series a written notice specifying the default and requiring the Corporation to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, provided that if the Indebtedness is discharged or the applicable default under the indebtedness is waived, then the Event of Default under the Indenture will be deemed waived;

  (f)
  certain events of bankruptcy, insolvency or reorganization involving the Corporation; or

  (g)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority of the principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities.

Defeasance

        The Indenture provides that, at its option, the Corporation will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States stating that (a) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.

        The Indenture provides that, at its option, the Corporation may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If the Corporation exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation agrees to appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submits to such jurisdiction.

Governing Law

        The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF SHARE CAPITAL

        The following sets forth the terms and provisions of the existing capital of the Corporation. The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws. The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of non-voting preference shares, issuable in series.

Common Shares

        Each common share of the Corporation entitles the holder to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors of the Corporation, subject to prior satisfaction of preferential dividends applicable to any first preferred shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preferred shares.

        Under the dividend reinvestment and share purchase plan, registered shareholders may reinvest their dividends in additional common shares of the Corporation or make optional cash payments to purchase additional common shares, in either case, free of brokerage or other charges.

        The registrar and transfer agent for the common shares in Canada is CIBC Mellon Trust Company at its principal transfer office in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario, Montreal, Québec and Halifax, Nova Scotia. The co-registrar and co-transfer agent for the common shares in the United States is Mellon Investor Services LLC at its principal office in Jersey City, New Jersey.

Shareholder Rights Plan

        The Corporation has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Corporation. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Corporation. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Corporation at a 50% discount to the market price at that time. For further particulars, reference should be made to the Shareholder Rights Plan, a copy of which may be obtained by contacting the Manager, Investor Relations, Enbridge Inc., 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8; telephone: 1-800-481-2804; fax (403) 231-5780; email: investor.relations@enbridge.com.

Preferred Shares

Shares Issuable in Series

        The preferred shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Corporation or the right to be convertible or exchangeable for common shares, directly or indirectly.

Priority

        The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the preferred shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, provided that the rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed only with the approval of the holders of the preferred shares given in such manner as may then be required by law, at a meeting of the holders of the preferred shares duly called for that purpose.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe material Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or preferred shares or payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such material consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters, agents or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters or agents with respect to Securities sold to or through underwriters or agents will be named in the Prospectus Supplement relating to such Securities.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the general funds of the Corporation.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RISK FACTORS

        Investment in the Securities is subject to various risks. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement before purchasing the Securities offered hereby.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's AIF and its management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2009 filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada.

        The partners and associates of McCarthy Tétrault LLP as a group, beneficially own, directly or indirectly, not more than 1% of the outstanding securities of any class or series of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2009 and 2008 incorporated by reference in this Prospectus have been so incorporated in reliance on the audit report, which is also incorporated by reference in this Prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference"; the consent of PricewaterhouseCoopers LLP, Chartered Accountants; certain powers of attorney; the form of Indenture; a letter explaining the earnings coverage ratios; appointment of agent for service of process and undertaking on Form F-X; and the Statement of Eligibility of the Trustee on Form T-1.

 ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from any offering conducted under this Prospectus. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United Stated federal and state securities laws.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or the accompanying Prospectus Supplement relating to the securities purchased by a purchaser and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or the accompanying prospectus supplement relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province of residence. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province of residence for the particulars of these rights or consult with a legal adviser.

 CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the short form prospectus of Enbridge Inc. (the "Corporation") dated October 28, 2010 relating to the issue and sale by the Corporation of up to US$2.0 billion of securities, including common shares, preferred shares and debt securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated statements of financial position of the Corporation as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as at December 31, 2009. Our report is dated February 18, 2010.

Chartered Accountants
Calgary, Alberta, Canada
October 28, 2010

Enbridge Inc.

US$                        % Senior Notes due 2021

Prospectus Supplement
January         , 2012

J.P. Morgan	BofA Merrill Lynch	Deutsche Bank Securities	Morgan Stanley